ADVANCED HUMAN IMAGING, INC.

71-73 South Perth Esplanade, Unit 5

South Perth, WA 6151

Australia

June 25, 2021

Megan Akst

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advanced Human Imaging, Inc.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted May 19, 2021
CIK No. 0001815436

Dear Mr. Akst:

By letter dated June 11, 2021, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Advanced Human Imaging, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 1 to Draft Registration Statement on Form F-1 submitted on May 19, 2021. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 1 to Draft Registration Statement on Form F-1 Filed May 19, 2021

Overview, page 1

1.	We note your disclosure that your DermaScan product can assess 588 skin conditions across 133 categories. Please revise to provide a more detailed discussion of the limitations of the product and potential risks. In addition, clarify whether you have sought, or intend to seek, approval of medical devise regulatory body such as the FDA for any of your products.

Response: We have revised our disclosure to provide a more detailed discussion of the limitations of the product and potential risks. In addition we have clarified our disclosure to indicate current and future regulatory approvals.

Implications of Our Being an “Emerging Growth Company”, page 13

2.	You disclose on page 14 that you intend to take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards yet on page 34 you indicate you will not take advantage. Please revise the filing to clearly disclose intention.

Response: We have revised our disclosure to indicated that we will not take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act.

Summary Risk Factors, page 18

3.	We note that the deposit agreement contains both a jury trial waiver provision and an exclusive forum provision. Please include disclosure regarding those provisions in your summary risk factors.

Response: We have revised our disclosure accordingly.

Capitalization and Indebtedness, page 38

4.	Please address the following as it relates to your pro forma capitalization disclosures:
●	Revise the second bullet point to refer to the number of shares that will be issued upon conversion of the notes;
●	Revise the second bullet point to disclose the amount of interest assumed through May 31, 2021;
●	In your response, please reconcile the change in issued capital from the dilution and indebtedness table and ensure that the second bullet point disclosure supports this change; and
●	Total pro forma shareholders’ equity does not foot. Revise the table accordingly.

Response: We have revised our disclosure accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 42

5.	We note you disclose certain non-IFRS measures including “employee expenses excluding non-cash stock-based payments,” “general and administrative expenses excluding the provision for impairment of investments” and “total comprehensive loss before share-based payments and provision for impairment.” Revise to clearly label these measures as non-IFRS and to provide the disclosures required by Item 10(e)(1) of Regulation S-K.

Response: We have revised our disclosure to clearly label these measures as non-IFRS and to provide the disclosures required by Item 10(e)(1) of Regulation S-K.

Liquidity and Capital Resources, page 46

6.	Revise to disclose the minimum period of time that that you will be able to conduct your planned operations using only currently available capital resources without regard to the revenues you expect to receive under the Nexus Vita agreement. Refer to Section IV of SEC Interpretive Release 33-8350.

Response: We have revised our disclosure to indicate that we believe we have sufficient cash to fund our obligations for at least the next 9 months based on the Company’s current cash burn and excluding any capital raised or forecast revenue.

Major Partnership Agreements, page 63

7.	We note your response to prior comment 4. Please revise to ensure the discussion of each agreement includes the termination or renewal provisions. In addition, please provide a discussion regarding whether you have generated any revenue to date from each of the agreements or if it is expected future revenue. Clarify whether any of the agreements have not been finalized given that you characterize some of them as term sheets in the disclosure.

Response: We have revised our disclosure to ensure the discussion of each agreement includes the termination or renewal provisions. In addition we have provided disclosure related to revenue generation as to each of these agreements as well clarification as to the status of such agreements as it relates to entrance into term sheets or finalized agreements.

Intellectual Property, page 66

8.	We note your reference to licensing agreements on page 51. Please disclose the scope and term of any material license agreement and file them as exhibits to your registration statement. In addition, include a discussion of the duration and scope of the patents that are material to your business.

Response: We have revised our disclosure to disclose the term and scope of out licensing agreements in connection with our Major Partnerships. We have also included a discussion of the duration and scope of the patents that are material to our business.

Financial Statements – For the financial year ended 30 June 2020

Note 1. Summary of Significant Accounting Policies

(g) Revenue and other income. Page F-44

9.	We note that SDK license revenue is recognized over the life of the agreement between your customer and the end user. As previously requested, tell us how you determined that recognition of per user SDK license revenue over time is appropriate and explain how one of the criteria in paragraph 35 of IFRS 15 was met. As part of your response, please tell us whether you have the obligation to perform any additional services to your customer once the license id transferred. Also, as these arrangements include the license of software, please tell is what consideration was given to the guidance in paragraph B63 of IFRS 15.

Response: When an end user subscribes to a customer’s (“Channel Partner”) application, the Company transfers control of its services over time and the end user simultaneously receives and consumes the benefits provided by our Channel Partner’s performance and therefore satisfies a performance obligation. SDK license revenue is generated over the life of the agreement between our Channel Partner and the end user.

We have determined that recognition of per user SDK license revenue over time is appropriate because if one of our Channel Partners ceased providing services to an end user, then another entity would not need to re-perform the work completed to date. In this case, it is clear the end user simultaneously receives and consumes the benefits of performance obligations of the Channel Partner. Accordingly, the Company considers the recognition of its ‘SDK revenue over time’ to be appropriate as it meets the following criteria as set out in paragraph 35 of IFRS 15:

“The end user simultaneously receives and consumes the benefits of accessing the software as it made available to them.”

Additional services: Our Agreements with our Channel Partners include provision for the following additional services, which the Company does not consider to be material:

- Up to 16 hours design, development and QA support during customer integration of our technology into their applications.

- Post go-live: free support for incidents where AHI is at fault (e.g. a bug in AHI’s code base).

- 20 support tickets per month where AHI is not at fault. Additional support tickets where AHI are not at fault are charged to the customer at AUS$100 per ticket.

- Cloud monitoring

- Bespoke services agreed in writing by both parties and charged at rates documented in the Schedule of each agreement. Examples include additional design, development and QA support requirements during integration over and above the 16 hours referred to above, and bespoke changes to our SDK to meet a Channel Partner’s unique product requirement.

While the Company licenses use of its software to its Channel Partners, it does not charge any sales-based or usage-based royalties. The Company’s recognition of revenue is based on the use by end users of its Channel Partner’s application and is not based on the direct use of the Company’s IP. Therefore, paragraph B63 of IFRS 15 has been considered, however, it does not apply to the Company.

10.	We note that throughout the filing you refer to providing your technology through software as service (“Saas”). As you appear to license the software (i.e. intellectual property) to your customers it is unclear how these are SaaS arrangements. Please revise the filing to remove the references to SaaS or advise.

Response: We have revised our disclosure to further explain or business model and Saas offering. Specifically, Our Software as a service (SaaS) offering is one in which we use a cloud-based software delivery model where the cloud is used to download our software apps to a device and then provide automatic updates via mobile application connections thru the Partner relationship to the Users. Our technology has been both designed and developed to augment Partner applications via individual Software Development Kits (“SDKs”), enabling rapid integration opportunities for both native and hybrid solutions. Through the licensing of the use of our technology, Partners have the ability to effortlessly select the appropriate SDK components and then to customize these solutions to fit their own brands and needs.  The Partner’s public cloud provider manages all of our Partners’ hardware and traditional software, including middleware, application software, and security. Accordingly, our SaaS offering allows flexibility and pricing scale reductions for our Partners as their User scale increases. AHI works with its Partners on the contractual remuneration and service basis involving a per-use, annual subscription or license fees. This choice is determined with the Partner at the time of engagement depending on the use case and User volume provided by the Partner.

11.	We note that you now label certain revenues as “Joint venture income.” Please tell us in your response and revise to disclose what this line item represents, the nature of the services provided, how you are accounting for the revenue and refer to the authoritative guidance you relied upon when determining your accounting.

Response: The Company’s joint venture partner, Body Composition Technologies Pte. Limited (“BCT”), is a company incorporated in Singapore for the purpose of developing the Advanced Human Imaging (AHI) platform for commercialization within the medical or insurance sector.

The “Joint venture income” on the income statement relates to income received from BCT for arm’s length work carried out in developing the AHI-BCT platform, partner builds and integrations.

The development work is carried out under the terms of the commercial agreement in place between the two parties. Fees include both a fixed and a variable component and are charged monthly, at agreed (arm’s length) rates. For the variable component, the allocation of charges is based on the number of hours worked each month, which represents the satisfied portion of the performance obligation.

The Company transfers control of its services to BCT over time and therefore satisfies a performance obligation as BCT simultaneously receives and consumes the benefits of the development work that has been carried out.

If the Company ceased providing services to BCT, then another entity would not need to re-perform the work that has been completed to date. In this case, it is clear BCT simultaneously receives and consumes the benefits of performance obligations stipulated in the contract. Therefore, revenue is recognized over time. Accordingly, the Company considers the recognition of its ‘SDK revenue over time’ to be appropriate as it meets the following criteria as set out in paragraph 35 of IFRS 15:

“The end-user simultaneously receives and consumes the benefits of accessing the software as it made available to them.”

The company acknowledges that

●	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Vlado Bosanac

Chief Executive Officer

Advanced Human Imaging, Inc.

71-73 South Perth Esplanade, Unit 5

South Perth, WA 6151

Australia